SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2012

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated March 22, 2012	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 22, 2012	By:	/s/ Li Yue

		Name:	Li Yue
		Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

RESIGNATION OF DIRECTORS

RE-DESIGNATION OF DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that the Company has been notified by its ultimate controlling shareholder, China Mobile Communications Corporation (“CMCC”) on 22 March 2012 that Mr. Wang Jianzhou would no longer be the Chairman of CMCC by reason of age and that Mr. Xi Guohua has taken up the post of the Chairman of CMCC.

Resignation of Mr. Wang Jianzhou and re-designation of Mr. Xi Guohua

The Board of the Company announces that Mr. Wang Jianzhou has resigned from his positions as an Executive Director and the Chairman of the Company by reason of age with effect from 22 March 2012. Accordingly, Mr. Wang will not be seeking re-election at the forthcoming annual general meeting of the Company. Mr. Wang has confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contribution of Mr. Wang to the Company with the highest regard and deepest gratitude.

The Board of the Company is pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Xi Guohua, an Executive Director and the Vice Chairman of the Company, has been re-designated as an Executive Director and the Chairman of the Company with effect from 22 March 2012. The Board is confident that, with Mr. Xi as its Chairman, the Company will further reinforce its development based on its existing foundation.

A-1

Mr. Xi Guohua, age 60, joined the Board of the Company in July 2011. Mr. Xi is currently the Secretary of the CPC Committee and the Chairman of CMCC. Mr. Xi previously held positions at the Posts and Telecommunications Administration of Shanghai as the Deputy Director General of the Telegraph Bureau, Deputy Director of the Telecommunications Division, Deputy Director General and Director General of the Long-Distance Telecommunications Bureau, Deputy Chief Engineer and Deputy Director General respectively. Mr. Xi also served as the Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, Chairman and Executive Vice President of Shanghai Bell Company Limited, Vice Minister of the Ministry of Information Industry, President of China Network Communications Group Corporation and Vice Minister of the Ministry of Industry and Information Technology. Mr. Xi graduated from the Department of Electrical Engineering of Hefei University of Technology in 1977, and received a Master of Management degree in economics and management from Shanghai Jiaotong University and a Doctor of Management degree from the School of Economics and Management of Tongji University. Mr. Xi is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology. Mr. Xi has not held any other directorships in any listed public companies in the last three years.

The Company and Mr. Xi Guohua have not entered into any service contract which provides for a specified length of service. Mr. Xi is subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr. Xi will receive a salary of HK$110,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to his performance, together with an annual director’s fee of HK$180,000 as proposed by the Board and approved by the shareholders of the Company. Director’s fees are payable on a pro-rata basis for any non-full year’s service. The remuneration of Mr. Xi has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions.

Save as disclosed herein, Mr. Xi Guohua does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Xi Guohua that needs to be brought to the attention of the shareholders of the Company.

A-2

Resignation of Madam Xin Fanfei

The Board of the Company further announces that Madam Xin Fanfei has resigned from her positions as an Executive Director and a Vice President of the Company with effect from 22 March 2012 due to change in job. Madam Xin has confirmed that there is no disagreement with the Board and that there is no matter relating to her resignation that needs to be brought to the attention of the shareholders of the Company. The Board takes this opportunity to acknowledge the contribution of Madam Xin to the Company with the highest regard and deepest gratitude.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 22 March 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili and Mr. Xu Long as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

A-3